October 17, 2007

Mail Stop 4561

David M. Grimm
General Counsel
Forestar Real Estate Group LLC
1300 MoPac Expressway South
Austin, Texas  78746

      Re:	Forestar Real Estate Group LLC
		Amended Registration Statement on Form 10
      Filed September 26, 2007
		File No.  001-33662

Dear Mr. Grimm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
1. We note your response to comment 2. Please revise the introductory paragraphs in the summary to disclose that any references to acreage owned includes all acreage owned by joint ventures in which you own less than 100%.

Historical Compensation of our Executive Officers..., page 88
2. We note your response to comment 34. Please expand your disclosure regarding the manner in which the incentive compensation disclosed in columns (d), (e), (f) and (g) were determined. In particular, please clarify the reference to "market data" and identify any performance measures used in determining the incentive compensation or in allocating it among named executives.
Corporate Aircraft, page 105
3. We note your response to comment 26 and your additional related disclosure on page 53. On page 105 you disclose that under the terms of your agreement with Temple-Inland, you will pay 20 percent of the
fixed costs associated with the ownership of the aircraft and will pay your portion of the variable costs of operation based on your usage. You also disclose that the agreement will have a two-year term at which time it can be renewed or terminated. Please tell us your accounting policy for this asset and provide us with a
breakout
of the amounts included in the G&A pro forma adjustment related to this asset.
Combined and Consolidated Statements of Cash Flows, page F-5
4. We note your response to comment 43 and the revisions to your cash
flow statements; however, it is unclear to us why the amounts for the
line item "non-cash real estate cost of sales" in 2004 and 2005 are
greater than the amounts on the statements of income for "cost of real estate sales." Please explain.
Note 1 - Summary of Significant Accounting Policies
Revenue, page F-10
5. We note your response to comment 45 and your additional related disclosure on page F-10. You disclose that you recognize mineral bonus payments when you have received an executed agreement containing certain terms, the payment has been collected, and you have no obligation to refund the payment. You also disclose on page
43 that most agreements are for a three-year term although a portion
or all of an agreement may be extended if actual production is occurring. Please tell us what consideration you gave to recognizing revenue from the mineral bonus payments over the terms of the leases/agreements. Please tell us how you determine that the revenue has been earned at the time of recognition and the accounting guidance that you relied upon.
6. Similarly, you disclose that if drilling has not started within the specified period, you recognize revenue from delay rental payments when the payment has been collected and you have no further obligation. Please tell us what consideration you gave to recognizing revenue from the delay rental payments over the remaining terms of the leases/agreements. Please tell us how you determine that the revenue has been earned at the time of recognition and the accounting guidance that you relied upon.
7. We note your response to comment 46 and your related additional disclosure on pages 57 and 58. You disclose that "Other" revenue in
2006 includes the sale of a country club property for $4,300,000. Please tell us what consideration you gave to presenting the country club operations as a discontinued operation.  See SFAS 144 for reference.
Note 3 - Investment in Unconsolidated Ventures, page F-13
8. We note your response to comment 48; please additionally tell us
the "substantive participating rights" that you have as a limited partner in the 11 Lantana partnerships that you consolidate that overcame the presumption of control by the general partner based on
EITF 04-5.
9. We note your response to comment 49; however, we do not
understand
your gain recognition.  Normally when an asset is contributed to an
entity upon formation, it is not appropriate for the investor to recognize a gain. However, in this situation since some cash was received, it appears that the transaction would be considered a partial sale. In that regard, you should not recognize more than 50%
of the indicated deferred gain of $14.6 million.  Please advise
and
for reference see paragraph 30 of SOP 78-9.
10. Furthermore, please provide us more details regarding your continued involvement with the real estate contributed to CL Realty including your responsibility to manage and oversee the
development
of the real estate.  Please tell us the terms of your continued
services.
11. You also state in your response to comment 49 that the joint venture recorded the contributed assets at fair value. Please tell us the contribution made by the other 50% owner and whether the real
estate contributed by your company consisted of operating or non-operating properties. Furthermore, please tell us how it was determined that the assets should be recorded at fair value and the accounting guidance that was relied upon. For reference see paragraph 30 of SOP 78-9.
Note 15 - Related Party Transactions, page F-23
12. We note your response to comment 52; please quantify for us the
amounts recorded in sales and the corresponding related costs for the
sales of timber to Temple-Inland in 2006, 2005, and 2004. Furthermore, since your company was controlled by Temple-Inland at the time of these sales, please tell us how you determined that these sales should be recorded at market value rather than at historical cost.
Unaudited Combined and Consolidated Statements of Cash Flows, page
F-
31
13. We note that you still have included a material amount for the six months ended June 30, 2006 in the line item titled "Other" in your operating cash flow section. Please tell us what is included in this amount and revise as necessary.
*     *     *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jessica Barberich at 202-551-3782 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Stephen W. Hamilton, Esq.
	Skadden, Arps
David M. Grimm
Forestar Real Estate Group LLC
October 17, 2007
Page 4